DC

No Action
P.E. 10-03-02
1-11639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02063024

November 18, 2002

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Room 6G-214
Murray Hill, NJ 07974

Act 1934
Section
Rule 14A-8
Public Availability 11-18-2002

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

Dear Mr. Serban:

This is in response to your letter dated October 3, 2002 concerning the shareholder proposal submitted to Lucent by Robert D. Morse. We also have received a letter from the proponent dated October 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 0 2 2002
THOMSON
FINANCIAL P

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel
Law Division

600 Mountain Avenue
Room 6G-214
Murray, Hill, NJ 07974 USA

Phone 908 582 8807
Fax 908 582 8048
serban@lucent.com

October 3, 2002

RECD S.E.C.
OCT 4 2002
1086

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

2002 OCT -8 AM 10: 46
RECEIVED

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Robert Morse

Ladies and Gentleman:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") (attached hereto as Exhibit A) submitted by Mr. Robert Morse (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by November 8, 2002.

The Proponent submitted his original proposal to the Company in a letter, dated August 23, 2002 (attached hereto as Exhibit B). This letter included two proposals that the Proponent desired to be included in the Proxy Material. The Company sent the Proponent a letter, dated September 12, 2002, notifying him of the deficiencies pursuant to the rules of the Commission (attached hereto as exhibit C). The Proponent corrected the deficiencies in his original proposal and re-submitted the Proposal along with a cover letter, dated September 16, 2002. The Company received this letter and the Proposal on September 20, 2002.

The Proposal is as follows:

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote " AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which and "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from ""FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise and "AGAINST vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

The Company believes that the Proposal can be omitted from the Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

- The Proposal, if implemented, would cause the Company to violate Federal law and the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3).
- The Proposal should be omitted under Rule 14a-8(i)(10) because it has already been substantially implemented.
- The Proposal should be omitted under Rule 14a-8(i)(8) because it relates to an election for membership on the company's board of directors.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. THE PROPOSAL SHOULD BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE THE FEDERAL PROXY RULES AND FEDERAL LAW UNDER RULE 14A-8(I)(2) AND RULE 14A-8(I)(3)

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . .". The Company believes that the Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(3) because it contains false and misleading statements.

In a recent no-action letter, The Coca-Cola Co. (February 6, 2002) ("Coca Cola") (attached hereto as Exhibit D), the Staff excluded a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal. The Staff in Coca-Cola, in excluding the proposal under Rule 14a-8(i)(2), asserted that "because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca Cola's proxy materials being false or misleading under rule 14a-9." In Coca Cola, the company was organized under Delaware law. The company in Coca Cola, by way of a supporting legal opinion, indicated that Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's board of directors are elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Because Coca Cola had not opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

Similarly, in AT&T Corp. (March 11, 2002) ("AT&T"), the Staff followed its decision in Coca Cola and under Rule 14a-8(i)(2) excluded a proposal that was substantially identical to the proposal in Coca Cola and to the Proposal. Similar to the Staff's conclusion in Coca Cola, the Staff in AT&T asserted that "because AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9." The Staff's decision was based on a reconsideration request for omission made by the company due to the recent Coca Cola no-action precedent.

The legal position of the Company is identical to that of Coca Cola. The Company, like Coca Cola, is a Delaware corporation. As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Section 2.8 of the Company's bylaws (attached hereto as Exhibit E) provides that "at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect directors." Furthermore, the Company did not opt out of the plurality vote in its certificate of incorporation. Therefore, like Coca Cola, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."). The Proposal, if implemented, would therefore cause the Company to violate Federal law and the Commission's proxy rules as explained below.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for her election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect."

Moreover, when the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. See, Release No. 34 – 16356 (November 21, 1979). Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. Consequently, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." Id. Accordingly, the term 'withhold authority' has been substituted in the rule.

Therefore, implementing the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The

Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give shareholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in Coca Cola and AT&T.

Accordingly, the Company believes that the Proposal should be excluded from the Proxy Materials pursuant to the recent, and virtually identical, Coca Cola and AT&T no action precedents and Rules 14a-8(2) and 14a-8(3).

2. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14A-8(I)(10) BECAUSE IT HAS ALREADY BEEN SUBSTANTIALLY IMPLEMENTED

The Proposal is moot because the Company's existing proxy card and a proxy card as revised by the Proposal would produce the identical result in determining which director nominee is elected to the company's board. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release No. 34-20091 (August 16, 1983).

The Proposal seeks to change the proxy card by removing the word "except" and inserting the word "against" in the vote for directors section of the proxy card. Although the Company's proxy card does not have the word "except", the Proposal can be interpreted as seeking to replace the word "withhold" with "against".

As previously stated (see Point 1 above), the Company, as a Delaware corporation, has not opted out of the plurality voting prescribed by the DGCL and the Company's bylaws specifically requires plurality voting for the election of directors. Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Thus, for plurality voting, whether the proxy card has the term "withhold" or the term "against" the result of the election would be identical.

The Company, therefore, believes that the Proposal should be excluded under Rule 14a-8(i)(10) because under the Company's current proxy card the outcome of the election for directors is the same as the outcome would be under a revised proxy card as sought by the Proposal.

3. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14A-8(I)(8) BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal relates to an election for membership to the company's board of directors.

In a recent no-action letter, Exxon Mobil Corporation (February 26, 2002) ("Exxon"), the Staff excluded a proposal from the Proponent's family member under Rule 14a-8(i)(8) that was substantially identical to the Proposal.

Similar to the proposal in Exxon, the second paragraph of the supporting statement submitted to the Company implicitly recommends that shareholders vote against the election of the Company's director nominees. In particular, this paragraph states that "Shareowners likewise have the right to ask for a vote "AGAINST" all Company selected nominees for Director".

Although the Proponent's statement regarding the voting of the Company's director nominees is a part of the supporting statement, the Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. See Phillips Van-Heusen Corp. (April 6, 1999) ("Van-Heusen"). In Van-Heusen, the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X -- against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. See also Crown Cork & Seal Co., Inc. (February 24, 1999) (the proposal and statement were similar to Van-Heusen, and Staff determined that the proposal can be omitted); Entergy Corp. (January 19, 1999) (the proposal and statement were similar to Van-Heusen, and Staff determined that the proposal can be omitted).

Accordingly, the Company believes that the Proposal, like the substantially identical proposal in Exxon, can be omitted under Rule 14a-8(i)(8).

For the reasons set forth above, The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from our Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Lucent Technologies
600 Mountain Avenue
Murray Hill, NJ 07974-0636

Ph: 856 235 1711
September 16, 2002

Dear Ms. O'Rourke:

It appears that the Company is persisting in reading and interpreting my proposal as more than one, as happened last year. My "Beginners Lesson" was to of no avail in that obstruction of presentation is the goal.

The SEC personnel has produced two opposing determinations; my earlier enclosures of Merck & AT&T decisions confirm this.

Therefore, to make things clearer, I am enclosing a revised proposal to alleviate this condition. The second change requested is the minor, and has been eliminated.

Enclosures, with separate other subjects.
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Robert D. Morse

Dear Ms. O'Rourke:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Robert D. Morse
Robert D. Morse

3" 9/30

Office of the Secretary
Lucent Technologies
600 Mountain Avenue
Murray Hill NJ 07974-0636

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and <u>maybe</u> listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse

Robert D. Morse

Office of the Secretary
Lucent Technologies
600 Mountain Avenue
Murray Hill, NJ 07974-0636

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse
Robert D. Morse

Lucent Technologies
Bell Labs Innovations

Janet E. O'Rourke
Senior Manager

Lucent Technologies Inc.
3C-503
600 Mountain Avenue
Murray Hill, New Jersey 07974

Telephone: 908-582-3329
Facsimile: 908-582-1089

September 12, 2002

VIA FEDERAL EXPRESS
Mr. Robert Morse
212 Highland Avenue
Moorestown, New Jersey 08057-2717

Dear Mr. Morse:

This correspondence will acknowledge your letter regarding your purported shareowner proposal. Lucent received your letter on August 30, 2002.

As you are aware, the inclusion of shareowner proposals in proxy statements is governed by the rules of the Unites States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Proposals of Security Holders.) That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to be voted at the annual meeting; have held the securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

Our transfer agent, The Bank of New York, has located a shareowner account in your name and it appears that your ownership in that account meets the market value requirement. We also acknowledge your written statement that you intend to hold the securities through the date on which the annual meeting is held.

Further, the SEC rules provide that each shareowner may submit no more than one proposal to a company for a shareowner's meeting. You have submitted what appear to be two proposals. Please advise as to which proposal you intend to submit for a vote at our 2003 Annual meeting. In accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,

Janet O'Rourke

2002 SEC No-Act. LEXIS 159

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-9

February 6, 2002

CORE TERMS: proxy, nominee, card, election, shareholder, shareowner, voted, plurality, voting, elected, annual meeting, withhold, unfair, proponent, misleading, false and misleading, votes cast, staff, sentence, omit, holder, remuneration, format, attachment, implemented, stockholder, announcing, excessive, bylaws, legal effect

[*1] The Coca-Cola Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Grace K. Lee
Attorney-Advisor

INQUIRY-1:
Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

December 26, 2001

Securities and [*2] Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request for deletion of Proposal
Coca-Cola Corporation

Letter of December 13, 2001

Rules: 14a-8[i][2], [3], 14a-4[b][2], etc.

Ladies and Gentlemen:

I wish to make the following statements:

Quote from Law Firm of Morris, Nichols, Arsht, & Tunnell, Page 3 Lines 21-22, and Page 4, Line 1:

---- "Rule 14a-4[b][2] was justified saying "because most corporate votes typically require a plurality [and not a majority as was required by [the defendants] the bylaws the commen-tators concerns were well founded".

Corporations are taking advantage of unfair "cumulative" voting in the vote for their selections for nomination as Director. Rarely are their more nominations than those to fill the upcoming vacancies, and the deletion of "Against" assures their election, no matter the 'concerned thoughts' of the commentators who pressured to change the Rules, that a share-owner would be mislead. Instead, they are denied an American's 'Right of Dissent' !

Why else would Corporate Management formulate and include such language in the Corporate Charter and the Proxies, except for their own advantage of continuance in office through [*3] nominating Directors who in turn vote for Management and their remuneration?

1. The "Rules" are not laws, but a "procedural process", therefore it is permissible to bypass or ignore same when shown to be discriminatory or more favorable to certain parties at the expense of another.

2. The continuous claim that a short and plain proposal could be false and mislead-ing to the shareholder is an insult of their intelligence and should be deplored in answering their comments. The firm of Hogan & Hartman LLP on Page 4, Par. 4 includes the Commission's thoughts on this matter. It is obvious that pressure was applied by those who would benefit by this procedure. "Against" is as plain as "No" which a child learns to say early in life.

3. The claim that a shareholder has no right to a say regarding election of directors and yet they comment as they please on shareholder proposals is also unfair, since a reason for doing so is to inform "why" the statement is made.

This Proponent has presented a clear and correctly written Proxy Proposal and should have the right to have it printed.

Sincerely,

Mary F. Morse

INQUIRY-2:

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, [*4] NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

(202) 637-5846
SABARR£HHLAW.COM

December 14, 2001

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(8)

Rule 14a-8(i)(10)

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From
Proxy Materials of Share Owner Proposal
Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

On behalf of The Coca-Cola Company, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting") a share owner proposal (the "Proposal") submitted by the Mary F. Morse Family Trust (the "Proponent"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from [*5] its Annual Meeting proxy statement for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials for the following reasons:

(1) the Proposal may be excluded under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules;

(2) the second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented;

(3) portions of the Proposal and its supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading; and

(4) the Proposal may be omitted pursuant to Rule 14a-8(i)(8) because the supporting statement relates to an election of directors.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated October 1, 2001, [*6] a copy of which is attached hereto as Exhibit A. By letter dated October 8, 2001, a copy of which was delivered to the Proponent on October 12, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's October 8, 2001 letter, with attachments and evidence of delivery, is attached hereto as Exhibit B.) By letter of October 12, 2001, a copy of which the Company received on October 23, 2001, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's October 23, 2001 letter is attached hereto as Exhibit C.)

The Proponent's October 23, 2001 letter contained the following proposal for share owner consideration at the Annual Meeting:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all [*7] signed proxies but not voted as to choice will be voted at the discretion of Management.

GROUNDS FOR EXCLUSION

I. Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy rules. Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards [*8] that share owners may vote "against" the election of a director rather than "withhold authority" to vote for a director. It is our view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. As discussed below, implementation of the Proposal would also result in a proxy card that would be false and misleading, in contravention of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and (i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security [*9] holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

. . . .

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. n1 Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director [*10] will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." n2 n1 Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34 - 16356 (November 21, 1979).

n2 Id. To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as Exhibit D. Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company. [*11]

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading.

Prior Staff letters considering Rule 14a-4 have permitted companies to exclude proposals similar to the Proposal. For example, in Niagara Mohawk Power Corp. (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word "AGAINST". n3 See also First Empire State Corp. (January 26, 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a-8(c)(3)); General Electric Company (February 7, 1975), review denied (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission [*12] of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); United Banks of Colorado, Inc. (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors). n4

n3 Some of the staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which predecessor versions of paragraphs (2), (3), (8) and (10) of Rule 14a-8(i) appeared as paragraphs (2), (3), (8) and (10) of Rule 14a-8(c), respectively. Rule 14a-8 was amended in 1998, at which time these provisions of the Rule were revised. See Release No. 34-40018 (May 21, 1998). For purposes of the analysis in this letter, these revisions had no effect on the Rule's applicability.

n4 We are aware of one no action letter, TECO Energy, Inc. (December 29, 1993), in which a proposal that would have required "FOR" and "Against" voting choices for the election of director nominees was not permitted to be excluded by a company. In that instance, however, the company argued only that the proposal had been substantially implemented, and the Staff did not consider the applicability of Rules 14a-8(i)(2) and (i)(3) to the proposal. [*13]

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal proxy rules.

II. The second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented

A proposal may be omitted under Rule 14a-8(i)(10) where it has been substantially implemented. The second sentence of the Proposal requests the Company to "Remove the statement (if applicable) placed in the lower section [of the proxy card] announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company does not include on its proxy card any statement that all signed proxies that are not voted as to choice will be voted at the discretion of management. n5 Accordingly, the Company believes that the second sentence of the Proposal is not applicable to its proxy card and that therefore the sentence may be omitted from the Company's proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(10) as having been substantially implemented. [*14]

n5 The Company does include on its proxy cards a statement that signed proxy cards that do not indicate a choice will be voted "for" the board of directors' nominees, "for" specified proposals, and "against" other specified proposals. (A sample copy of the Company's proxy card for its 2001 annual meeting is attached hereto as Exhibit E. The Company plans to include statements similar to those on Exhibit E on future proxy cards.) This statement differs from the statement that is the subject of the Proposal in that, rather than providing that management will vote the shares at its "discretion," the statement provides share owners with precise information about how their shares will be voted if the proxy card is signed but left blank. Thus, the Company does not believe that the second sentence of the Proposal applies to this statement.

The proxy card also contains a statement regarding the proxies' exercise of discretion with respect to (1) the election of a person to the board of directors if a named nominee is unable to or will not serve and (2) other matters to be raised at the annual meeting. Because this statement is unrelated to the exercise of discretion where no choice is indicated on a proxy card, the Company believes that this statement is also not the subject of the second sentence of the Proposal.

Should the second sentence of the Proposal be aimed at either of the two statements described above, the Company believes the second sentence of the Proposal may be omitted from its proxy materials in reliance on Rule 14a-8(i)(3) on the grounds that the sentence is vague and indefinite, and therefore misleading. If the Company is unable to determine that the Proposal seeks the removal of these statements, the Company's share owners can be expected to be similarly confused by the Proposal's language. [*15]

III. <u>Portions of the Proposal and the supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading</u>

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal and its supporting statement are false and misleading, and therefore intends to omit these portions of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

A. The Proposal contains false and misleading language.
The Proposal states:

"Management and Directors are requested to Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice [*16] will be voted at the discretion of Management." (emphasis added)

Inclusion of the words "which are not fair to shareowners" renders the Proposal false and misleading. This language suggests that the Company's proxy card is unfair to share owners unless share owners are given the opportunity to vote "against" the election of director nominees. It also suggests that the Company's proxy card is unfair to share owners because it permits signed proxies to be voted where no vote is indicated on the proxy card. Both of these procedures, however, are blessed by Rule 14a-4, and to suggest that they are unfair to share owners is to disregard Rule 14a-4. Moreover, this language is false and misleading because it suggests that the Company has improperly designed its proxy card to be unfair to share owners. As explained in the Note to Rule 14a-9, "[material which directly or indirectly impugns character, integrity or personal reputation or. . .makes charges concerning improper conduct. . .without factual foundation" may be misleading within the meaning of Rule 14a-9.

B. The first paragraph of the supporting statement is false and misleading.

The first paragraph of the supporting statement [*17] is also misleading and may be excluded pursuant to Rule 14a-8(i)(3). This paragraph states:

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

Like the statement in the Proposal, unsupported statements in this paragraph suggesting that the Company's proxy materials are unfair and statements accusing "Management and Directors" of being determined to "stay in office by whatever means" are misleading within the meaning of Rule 14a-9.

Moreover, this paragraph is misleading because its suggests that, by providing means for share owners to indicate a vote "against" director nominees, the results of director elections will somehow be affected and management and directors will find it more difficult to stay in office. As explained above in Section I, a vote "against" [*18] a director will not have an effect under Delaware law.

Finally, the last sentence of this paragraph is misleading because it suggests that no means is currently available to share owners to indicate that they have received proxy materials and are not voting in accordance with management's recommendations. However, any share owner may return a proxy card that withholds authority to vote for each director nominee and abstains with respect to each other matter on the proxy card. Such a proxy card would have exactly the effect of indicating that the share owner is "present" and not voting, has received the proxy materials, and does not want to receive further vote solicitations.

C. The second paragraph of the supporting statement is false and misleading.

The second paragraph of the supporting statement states:

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

This statement is false [*19] and misleading within the meaning of Rule 14a-9 because it (1) charges the directors with improper conduct (in the form of granting "excessive extra remuneration") without factual foundation and (2) refers to a subject -- remuneration of management -- completely unrelated to the topic of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. n6

n6 See, e.g. Freeport-McMoRan Copper & Gold Inc. (February 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in Indonesia at an annual meeting and the use of a hover-craft in the context of a proposal to declassify the company's board); Knight-Ridder, Inc. (December 28, 1995) (in the context of a proposal regarding stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal"). [*20]

In light of the foregoing, the Company believes that phrase "which are not fair to shareowners" in the Proposal and both paragraphs of the supporting statement are false and misleading and that, therefore, these portions of the Proposal and its supporting statement are excludable from the Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. The Proposal may be omitted Pursuant to Rule 14a-8(i)(8) because the second paragraph of the supporting statement relates to an election of directors

Finally, Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal "relates to an election for membership to the company's board of directors."

The second paragraph of the supporting statement implicitly recommends that share owners vote against the election of the Company's director nominees. (The paragraph states, "Shareowners. . .have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management. . . .") The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate [*21] to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. For example, in Phillips Van-Heusen Corp. (April 6, 1999), the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X -- against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. n7

n7 See also Crown Cork & Seal Co., Inc. (February 24, 1999) (same proposal, statement and Staff determination as in Phillips); Entergy Corp. (January 19, 1999) (same proposal, statement and Staff determination as in Phillips).

Because the second paragraph of the supporting statement relates to the election of the Company's directors, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If [*22] you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-5846.

Very truly yours,

Suzanne A. Barr

ATTACHMENT 1

October 1, 2001

PROPOSAL

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign [*23] as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

[IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY]

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

ATTACHMENT 2

MORRIS, [*24] NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET

P.O. BOX 1347

WILMINGTON, DELAWARE 19899-1347

302 658 9200

302 658 3989 FAX

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that directors "shall be elected by plurality votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000) ("North Fork"). [*25] ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."). n1

n1 North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, § 7.28, pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even [*26] if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

Where there are only two candidates, he who receives the greater number of the votes cast is said to have a majority; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a plurality, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law [*27] and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions. n2

n2 The Court cited Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] *Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411* (S.E.C.) at *4 (Nov. 21, 1979). [*28]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "because most corporate votes typically require a plurality (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." North Fork, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "rather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific [*29] nominees." Id.

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

ATTACHMENT 3

Mary F. Morse Family Trust

212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
October 12, 2001

Re: Letter of October 8, 2001

Parth S. Musshi
The Coca Cola Company
Atlanta, GA 30301

COPY OF REPLY BEING FURNISHED ALL WHO CHALLENGE

Thank you for the reminder. I know that only one proposal could be presented to the Stockholders <u>in the proxy,</u> but you quote the Rules as: "to the Company, etc." That is fine with me.

I was only offering a choice of one or the other, therefore, to correct the situation I am canceling the Alternate Proposal and entering only the first proposal.

The "second choice" offer reasoning was this: Your Company could perhaps gain good Public Relations by correcting [*30] this imbalance without being "notified" of such via my proposal.

I wish to inform you that I presented this item to the SEC for a ruling to save paper work all-around. Six weeks later they responded after a phone call, stating that a proposal has to be objected to prior to a ruling. Neither did they respond to a request that perhaps three copies should be a sufficient number rather than six. I am referring to The National Paperwork Reduction Act of years past, as I remember. I will check this out later on the Internet.

Coca Cola is a fine Company and I have no grudge, only against the "system" used by most firms in their proxies.

Thanks again.

Mary F. Morse

ATTACHMENT 4

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 1, 2001

Office of the Secretary
The Coca Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented [*31] at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Mary F. Morse

ATTACHMENT 5

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful [*32] objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F. Morse

BY-LAWS
OF
LUCENT TECHNOLOGIES INC.

(Amended as of January 6, 2002)

Incorporated under the Laws of the State of Delaware

ARTICLE I
Offices and Records

Section 1.1. Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Prentice Hall Corporation System, Inc.

Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II
Stockholders

Section 2.1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

Section 2.2. Special Meeting. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by (i) the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the "Whole Board"), or (ii) by the Chairman of the Board of Directors of the Corporation. In addition, prior to the Trigger Date (as defined in the Certificate of Incorporation), the Corporation will call a special meeting of stockholders promptly upon request by AT&T Corp., a New York corporation ("AT&T"), or any of its

Adopted 4/1/96
Ratified 4/3/96
Amended 7/17/96
Amended as of 2/17/99
Amended as of 10/24/99
Amended as of 11/14/00
Amended as of 1/6/02

affiliates, in each case, if such entity is a stockholder of the Corporation. No business other than that stated in the notice shall be transacted at any special meeting.

Section 2.3. Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

Section 2.4. Notice of Meeting. Written or printed notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 calendar days nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such person's address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.4 of these By-Laws. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 2.5. Quorum and Adjournment; Voting. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware (the "DGCL")) by the stockholder, or by such person's duly authorized attorney in fact.

Section 2.7. Notice of Stockholder Business and Nominations.
(A) Annual Meetings of Stockholders.
(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an

annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting pursuant to Section 2.4 of these By-Laws, (b) by or at the direction of the Board of Directors, or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this By-Law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 45th calendar day nor earlier than the 75th calendar day prior to the first anniversary of the record date of stockholders entitled to vote at the preceding year's annual meeting; provided, however, that in the event that the record date is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 75th calendar day prior to such record date and not later than the close of business on the later of the 45th calendar day prior to such record date or the 10th calendar day following the calendar day on which public announcement of such record date is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 55 calendar days prior to the first anniversary of the record date for the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on

the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting under Section 2.4 of these By-Laws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors, or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting pursuant to such clause (b), if the stockholder shall have delivered written notice thereof containing the information set forth in the notice specified in the last sentence of paragraph (A) (2) of this By-Law to the Secretary at the principal executive offices of the Corporation not earlier than the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law. Nothing in this By-Law shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors

under an applicable Preferred Stock Designation (as defined in the Corporation's Certificate of Incorporation).

Section 2.8. Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, Preferred Stock Designation, or these By-Laws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

Section 2.9. Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The inspector(s) shall have the duties prescribed by law. The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.10. No Stockholder Action by Written Consent. Effective as of the Trigger Date, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

ARTICLE III
Board of Directors

Section 3.1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 3.2. Number and Tenure. Except as otherwise fixed by or pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of the Directors of the Corporation shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board (but shall not be less than three). The Directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1997, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1998, and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, with each class to hold office until its successor is duly elected and qualified. At each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor shall have been duly elected and qualified.

Section 3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this By-Law immediately after, and at the same place as, the annual meeting of stockholders. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 3.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the President or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 3.5. Notice. Notice of any special meeting of directors shall be given to each director at such person's business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least 5 calendar days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-Laws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting either before or after such meeting.

Section 3.6. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 3.7. Conference Telephone Meetings. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.8. Quorum. Subject to Section 3.9, a whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 3.9. Vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

Section 3.10. Executive and Other Committees. (a) The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate an Executive Committee to exercise, subject to applicable provisions of law, all the powers of the Board in the management of the business and affairs of the Corporation when the Board is not in session, including without limitation the power to declare dividends, to authorize the issuance of the Corporation's capital stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of the State of Delaware, and may, by resolution similarly adopted, designate one or more other committees. The Executive Committee and each such other committee shall consist of one or more directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, other than the Executive Committee (the powers of which are expressly provided for herein), may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required.

(b) A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these By-Laws. The Board shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; *provided, however*, that no such committee shall have or may exercise any authority of the Board.

Section 3.11. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class.

Section 3.12. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV
Officers

Section 4.1. Elected Officers. The elected officers of the Corporation shall be a Chairman of the Board of Directors, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, Senior Vice Presidents and Executive Vice Presidents and Vice Presidents) as the Board of Directors from time to time may deem proper. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chairman of the Board or President may appoint, such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board or such committee or by the Chairman of the Board or President, as the case may be.

Section 4.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person's successor shall have been duly elected and shall have qualified or until such person's death or until he shall resign or be removed pursuant to Section 4.8.

Section 4.3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall be responsible for overseeing the affairs of the Corporation and shall perform all duties incidental to such person's office which may be required by law and all such other duties as are properly required of him or her by the Board of Directors. He or she shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman of the Board may also serve as President and Chief Executive Officer, if so elected by the Board. The Directors also may elect a Vice-Chairman to act in the place of the Chairman upon his or her absence or inability to act.

Section 4.4. President and Chief Executive Officer. The President and Chief Executive Officer shall act in a general executive capacity and shall be responsible for the management, administration and operation of the corporation's business and general supervision of its policies and affairs. The President and Chief Executive Officer, if he or she is also a Director, shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors.

Section 4.5. Vice Presidents. Each Senior Vice President and Executive Vice President and any Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors.

Section 4.6. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositories in the manner provided by resolution of the Board of Directors. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board of Directors, the Chairman of the Board or the President.

Section 4.7. Secretary. (a) The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board, the Chairman of the Board or the President.

(b) Assistant Secretaries shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board of Directors or the Chairman of the Board or by the Secretary. During the Secretary's absence or inability, the Secretary's authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board of Directors, the Chairman of the Board, the President or a Vice Chairman of the Board may designate.

Section 4.8. Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. Any officer or agent appointed by the Chairman of the Board or the President may be removed by him whenever, in such person's judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person's successor, such person's death, such person's resignation or such person's removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

Section 4.9. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chairman of the Board or the President because of death, resignation, or removal may be filled by the Chairman of the Board or the President.

ARTICLE V
Stock Certificates and Transfers

Section 5.1. Stock Certificates and Transfers. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such person's attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Notwithstanding the foregoing provisions regarding share certificates, the proper officers of the Corporation may provide that some or all of any or all classes or series of the Corporation's common or any preferred shares may be uncertificated shares.

Section 5.2. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or such person's discretion require.

ARTICLE VI
Miscellaneous Provisions

Section 6.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of October and end on the last day of September of each year.

Section 6.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

Section 6.3. Seal. The corporate seal shall have inscribed thereon the words "Corporate Seal," the year of incorporation and the word "Delaware."

Section 6.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

Section 6.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

Section 6.6. Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the President, or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

ARTICLE VII
Contracts, Proxies, Etc.

Section 7.1. Contracts. Except as otherwise required by law, the Certificate of Incorporation, a Preferred Stock Designation, or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President of the Corporation may delegate contractual powers to others under such person's jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.2. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII
Amendments

Section 8.1. Amendments. The By-Laws may be altered or repealed and new By-Laws may be adopted (1) at any annual or special meeting of stockholders by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, *provided, however*, that any proposed alteration or repeal of, or the adoption of any By-Law inconsistent with, Section 2.2, 2.7 or 2.10 of Article II or Section 3.2, 3.9 or 3.11 of Article III of the By-Laws by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class, and *provided, further, however,* that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the Whole Board.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the By-Laws of Lucent Technologies Inc., a Delaware corporation, as in effect on the date hereof.

Effective as of January 6, 2002

Richard J. Rawson
Secretary of Lucent Technologies Inc.

[Seal]

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 10, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Lucent Technologies
Oct. 3, 2002

Dear Ladies and Gentlemen:

In reply to Lucent Technologies Corporation's argument for deletion, I enter the following :

It is unconstitutional to deprive an American of the "Right To Dissent". Regardless of Company, State, or Federal Rules.

Mr. Serban, Corporate Counsel, is wrong in claiming I have entered two proposals. The Proposal is only one, namely, to change the format of the Proxy Materials. The two changes listed, are "what to change". Otherwise I might be asked: "Change what?"

For example, if I say to Mr. Serban: "There is something wrong with your vehicle, and I can fix or improve it." Might not his reply be: ":Fix what?'. Then I could answer: " Your spark plugs are not all firing, and your carburetor needs cleaning, then he might understand.

On Page One, Paragraph two, Mr. Serban states "that I corrected the deficiencies". This is his "opinion", and not necessarily correct. My dropping the second change was for convenience only, not that it is wrong. There is absolutely nothing "misleading" about being allowed to vote "for", "against", or "abstain" from my short, plainly stated Proposal.

Page Two, Paragraph 7, a statement is made "... it has already been substantially implemented." This does not state that the word "Against" has been added to the choices in the Vote for Directors proposal. A "confusing statement" under the Rules ?

Page Two, Paragraph 8 claims it "relates to an election for membership, etc." This is a "confusing and misleading statement", as shareholders are invited to vote "for" membership, and they cannot vote "against". Or, it could mean that no one can challenge what the Company Management proposes! Again, misleading.

Page Two, Continued

Page 3 runs at great length to qualify "plurality" voting, which is contrary to the Constitutional Right of Dissent, and therefore illegal. These State's Rules were contrived under influence of company interests to protect their "turf", and the SEC has not corrected the unfairness. Opting in or out of accepting the plurality is immaterial to the effect produced, of being disallowed to vote "Against".

Reference to CocaCola and AT&T decisions are contrary to other SEC decisions, in which my proposal was permitted after objections. Namely, that of Merck, Feb. 15, 2002,

Once again, we have Corporate Counsel inviting a conversation with the SEC and not including the Proponent. They can sure quote, but: Don't they ever follow the Rules themselves ?

PS: Would the SEC please state whether a Proponent must send one or six copies in a response. I am aware that none is required, but is permitted under your Rules. Thank you.

Six copies to SEC
One to Lucent Technologies

Sincerely,

Robert D. Morse
Robert D. Morse

These rhymes are for stress relief,
not part of the presentation.

FORKED TONGUE ?

If you persist in speaking with a forked tongue,
You are providing a chance for fun.
One fork acknowledges "Corporate Accountability."
While the opposite denies shareholder capability.
To the "Right of Dissent" you continue to deny,
By having replaced "AGAINIST" on the sly.
Though this happened to catch another's attention,
It is my responsibility to obtain its retention !

LONG DISTANCE CALL

Isn't it easy to make a long distance call,
Since the low rates are no problem at all ?
But when archeologists make an estimate of time,
I actually believe we are given a line.
Two or three hundred million years !
What happened between, that's in arrears ?
Should a dino's bones be near a mountain slide,
They might claim that one could glide.
If we should believe all this lore,
They might next witness a dino soar !

PROJECT YOUR THOUGHT

There is a tendency to live day by day,
So, let's consider a possible better way:
Find a spot where everything's quiet,
Then you might let your thoughts run riot.
Give some time thinking of your future,
What to accomplish, and your brain may nurture.

A PRETTY FACE

Are you attracted by a pretty face ?
Well, let me assist you with the case:
Start looking further, about her waist,
Then, you may depart in haste !

Robert Dennis Morse

These rhymes are for stress relief.
Not a part of the presentation

YOUR WAY

If it is so easy to "do it your way",
You won't let others have a say.
Should you be aware of a bad result,
Isn't it time for you to consult
Yourself, and perhaps find what's wrong,
Accepting advice to make life a song ?

SAIL ON !

I happened to be berthed at a bar,
Here's what has occurred just so far:
Suddenly, a dreamboat sailed right in,
She docked at a slip close within.
A conversation started, as a breeze,
Then got livelier, and I thought: "Well, geez!"
Were I younger, I'd rope her in,
And immediately start our next of kin !

CALENDAR

I find little use for a calendar
That cannot be read six feet afar.
To be successful, I have found,
An adjustment is needed, next time around.
The answer being, I would think,
It very easy to use darker ink !
How long is a critic allowed to think ?
Until the time he ceases to blink !

DOUBLE TALK ?

If you persist in making double talk,
It is up to me to take a walk.
So, I walk right up with an answer to you,
Since that is my right and duty to do.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(2). In this regard, because Lucent's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Lucent's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor